Exhibit 99.3

Global Ship Lease Announces Closing of $350 Million of Senior Secured Notes due 2027
June 16, 2022
LONDON, June 16, 2022 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company” or “GSL”) announced today that its indirect wholly-owned subsidiary, Knausen Holding LLC (the “Issuer”), has closed its previously announced offering of $350 million aggregate principal amount of its 5.69% Senior Secured Notes due 2027 (the “Notes”) in a private placement to a limited number of accredited investors, pursuant to a note purchase agreement. Pricing on June 1, 2022 was based on the 3.2 year Interpolated US Treasury Yield (ICUR3.2) plus a spread of 2.85%.
The Company used a portion of the net proceeds from the private placement for the repayment of the remaining outstanding balance on its $236.2 Million Senior Secured Loan Facility (the “Hayfin Facility”) - which bore interest at LIBOR plus a margin of 7.00% - and the remainder is expected to be used for general corporate purposes, primarily the repayment of other outstanding consolidated indebtedness of the Company. Goldman Sachs & Co. LLC acted as Sole Structuring Agent and Lead Placement Agent. Credit Agricole Corporate & Investment Bank and Hayfin Services LLP acted as advisors to the Issuer.
George Youroukos, Executive Chairman of Global Ship Lease, stated, “We are very pleased to have closed this private placement, which adds an exciting new source of capital to our portfolio. The transaction is well-collateralized and conservatively structured which, together with our risk-averse business model, appealed to investors and allowed us to bring pricing down from the previous spread of 7.00% to 2.85% for these new Notes. Securing the Notes against the same 20 vessel collateral pool as that released by the re-financing of the Hayfin Facility will also allow us to fully prepay both our 8.00% Senior Unsecured Notes due 2024 and our secured facility with Hellenic Bank, maturing 2024 and priced at LIBOR plus 3.90%. The latter will further increase our financial flexibility by releasing five unencumbered ships. Furthermore, the Notes amortize at 15% per year, allowing us to simultaneously de-risk and build equity value, prudently ensuring that the current strength in the charter market and asset values enhances GSL’s competitive and strategic position throughout cycles. With this transaction, we are delighted to have established new relationships with institutional investors, which we look forward to building upon going forward.”
The Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the Notes are fully and unconditionally guaranteed by GSL.
The offer and sale of the Notes was made solely in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws. This press release shall not constitute an offer to sell or a solicitation of an offer to purchase the Notes or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Global Ship Lease Inc.